Filed by UnitedHealth Group Incorporated
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                            Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                              Subject Companies: UnitedHealth Group Incorporated
                                             Mid Atlantic Medical Services, Inc.
                                                     Commission File No. 1-10864
                                                     Commission File No. 1-13340


In connection with the proposed transactions, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of MAMSI common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov, and MAMSI stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from MAMSI. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate,"

"project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

The following is a transcript of UnitedHealth Group's and MAMSI's conference call regarding the proposed merger.



                               UNITEDHEALTH CARE -
                               INVESTOR RELATIONS

                                 CONFERENCE CALL

           OPERATOR: Good morning. My name is Kimberly and I will be your conference facilitator. At this time I would like to welcome everyone to the UnitedHealth Group and Mid Atlantic Medical Services joint conference call discussing their upcoming merger. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. Thank you. I would now like to turn the call over to Dr. McGuire, Chairman and Chief Executive Officer of UnitedHealth Group Corporation. Dr. McGuire, you may begin.


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           WILLIAM W. MCGUIRE, M.D.: Thank you. Good morning everyone. Thank you for joining us on short notice today. As you know, we have announced that UnitedHealth Group through our United HealthCare segment and Mid Atlantic
Medical Services have signed a definitive agreement to merge their businesses.
In a nutshell, there are really four important things about this combination I'd say up front. First, it creates market leadership in an important and fast growing region where we will represent over three and a half million people. Secondly, there will be future opportunities for growth in this region that will spread across each and every one of our businesses. Third, we are merging with the best company in the region. And fourth, this is a financially prudent transaction. I'm going to quickly note the transaction details and try to discuss some of the business logic and expected outcome, including the financial implications from this combination. I'm pleased that Mark Groban, Chairman of MAMSI officially named Mid Atlantic Medical Services, Inc., is on this call today. He will also be commenting on the merger and its expected results, as well as updating you on MAMSI's current business outlook, which you might have noted is improving even more than its previously strong results. And Bob Sheehy, CEO of United HealthCare will offer a few additional thoughts. This should take us around 20 minutes in total. This is an exciting transaction. It's going to produce outstanding opportunities for the companies to expand and enhance the availability of products and services for employers and consumers in the mid Atlantic region of the United States. The merger will be immediately accretive to UnitedHealth Group earnings without any benefit from operational synergies or other business development upside, both of which do exist and will provide additional future value. The terms are quite straightforward. UnitedHealth Group will issue new shares using a fixed exchange ratio of 0.82 United Shares for each Mid Atlantic share. Mid Atlantic shareholders will also receive a cash payment of $18 per share. It is anticipated that the equity portion of the transaction will qualify as a tax-free exchange. The Board of Directors of both UnitedHealth Group and Mid Atlantic have given final approval to this transaction. We will pursue the necessary regulatory approvals and foresee the transaction closing in the first quarter of 2004. The total consideration for the transaction will include a combination of approximately 38.6 million net United shares and $860 million dollars in cash, which after proceeds from option exercises and residual shares, will net to about a $610 million dollar cash outlay for us. This totals about $2.7 billion dollars for the transaction, representing our net consideration related to this merger. The stock to cash ratio will maintain our balance capital structure. And on an economic basis, this transaction meets our segment specific weighted cost of capital standards, based on conservative expectations of MAMSI's future cash flow. Going forward, Mid Atlantic Medical Services will become the regional center for our operation serving the broad mid-Atlantic region from Virginia to southeastern
Pennsylvania. United HealthCare will combine its local operations in these


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markets with MAMSI. Mark Groban and his team, who have so ably led the company the last several years and established the preeminent business and services platform in this area, is going to head the region. His existing senior management will remain in place and will be joined by a number of strong people our own organization has brought into the region in recent years. Senior management of MAMSI has entered into new employment agreements, positioning the company to continue its very strong performance. We will continue to use the Mid Atlantic Medical Services identity. What has been done very well by our respective organizations is going to continue. What has been sub-optimal will be improved to its optimum. There will be an even more stellar enterprise under this new leadership with the extensive resources and development capabilities that are now going to be available. In addition to being financially favorable on a go forward basis, this combination has immense strategic value which can further advance financial performance. MAMSI is the market leader in an important, high growth, vibrant marketplace. The reputation of the company among customers and care providers is excellent and the company is a premier performer. MAMSI will strengthen United HealthCare's present and that of Uniprise along the eastern seaboard from the Carolinas to Pennsylvania. I should note that in the mid-Atlantic area comprised of Maryland, Virginia, West Virginia, Washington, D.C. and Delaware, MAMSI directly covers over 920,000 people, United HealthCare around 200,000 and Uniprise serves another 280,000 people or so. This represents over 1.4 million individuals for these businesses alone. Adding MAMSI's 70,000 plus members in North Carolina, South Carolina and Pennsylvania to our market participation in those states produces another 1.15 million people for these same types of services. Additionally, another million or so people participate in various network [inaudible] based programs managed by MAMSI. One of the principle strategies supporting this merger is the tremendous value carrying over from MAMSI to Uniprise for both existing clients and those not currently served. For example, there are some 30 major fortune 500 companies headquartered in the region and Uniprise serves only one of these today. We intend that this is going to change. In MAMSI's existing relationships with these large, multi-side employers is going to significantly be advanced by accessing the Uniprise services and networks. In addition, there will be very significant opportunities for our other products and services, particularly those with specialized care services through United Behavioral Health, Dental Benefit Providers, Spectera Vision and Optum Consumer Health Information. For seniors we expect expansion of both our Ovations Medicare Supplement product in conjunction with AARP and services to select Evercare locations in this area. Finally, our Ingenix database will be strengthened by the addition of a new population based health information from a significant cohort, significantly expanding the value and usefulness of our overall data for care providers, employers and a host of other clients. These opportunities, as we said, are potential, albeit high probability ones. But is more immediate is the fact that


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our combination will allow us to even more effectively procure health services on behalf of our customers, based at favorable rates, thus helping to further improve affordability. We will be serving up to three and a half billion individuals and purchasing healthcare on their behalf. The new technology tools and service platforms, including real-time web services for important transactions and information will be introduced to customers, care providers and brokers and agents to make their lives simpler and more productive. Let me turn this over for the moment, to Mark Groban for some comments on the business combination, as well as preliminary third quarter results from Mid Atlantic Medical Services. Mark ?

           MARK GROBAN, M.D.: Thank you, Bill. First off, I, I want to say how very excited I am about the future potential embedded in this combination. Like MAMSI, UnitedHealth has a progressive culture, disciplined management, a commitment to the study and application of data and a strong track record of value creation. As we work closely together in the coming weeks, I know our people and their people will be as impressed as I have been about the tightness of the fit between us. I'm also pleased to report that third quarter 2003 results will manifest a continuation of a year's long pattern here at MAMSI. Our membership is strong, despite a weak economy, our operating costs are well contained and our margins are expanding. We are still finalizing calculations of our medical costs incurred in the quarter, but we have generally observed some moderation in utilization trends in 2003, similar to United HealthCare's experience. I would prefer to update you on the details when our information is complete. We will release our earnings on November 5th after the market closes, and will hold our customary call on the morning of November 6th. While our information is still incomplete, we are in a position now to estimate that we will earn approximately $1.08 to $1.10 per share in the quarter, which will include the benefit of some favorable development of prior period cost estimates, principally from earlier quarters in 2003, as you would expect based on a moderating utilization trend. This $1.08 to $1.10 compares very favorably with the $0.94 that is expected this quarter, and compares favorably to the previous year's earnings per share of $0.54 per share. So almost 100% increase in that. That result for the year would bring is into the range of $4.00 to $4.08 per share for the full year 2003, which compares to current estimates of approximately $3.64 and last year's earnings of $2.34. In 2004, we would see earnings growing above 15%, as, as has been our target each and every year, through modest growth, disciplined pricing and tight SGNA control. That would suggest to me an earnings baseline target in the $4.60 to $4.70 per share on a full year standalone basis. Any synergies post-closing will enhance that gain. While I would reiterate that the real upside in this deal is the potential for growth across multiple businesses in 2005, 2006 and 2007. I'm confident that our results will be a material, positive contributing factor to UnitedHealth Group's overall performance in 2004.

           WILLIAM W. MCGUIRE, M.D.: Thank you, Mark. Bob Sheehy, do you have a few comments for us?


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
           MR. ROBERT J. SHEEHY: Yeah. Thanks, Bill. The combination of MAMSI and United HealthCare is consistent with our local focus national and scope approach. MAMSI has been very successful in developing strong relationships with its customers and physicians through and intense local focus on delivering high quality service and affordable healthcare options. The combination with United gives MAMSI the ability to broaden their customer relationships through United's product, product offerings, multi-site capabilities and technology. United's customers will benefit from MAMSI' innovative programs, focusing on the healthcare needs of the region's employers and consumers, combined with the collective purchasing power of over 3.5 million individuals. We're really looking forward to combining our resources with MAMSI in one of the largest growth markets in the United States.

           WILLIAM W. MCGUIRE, M.D.: Thanks, Bob. I think I'll follow on Mark's projections with a summary of our outlook for the future. As you know, we recently reported quite strong third quarter results with earnings per share up 38% year over year and expect full year results for 2003 of around $2.91, which would be up 37% for the year. We took our 2004 outlook up to a baseline of 21% to 22% growth over this year. Our outlook remains at least that positive, and we will see modest secretion due to this transaction, without consideration of any synergies. We expect even better gains to accrue from this merger in 2005, thus further firming up our very early and very positive view of that year, which we expressed on our last quarter conference call. More details on these topics will be provided on our November 20th investor conference with you in New York City. UnitedHealth Group has realized an outstanding history of growth and performance by focusing on several core competencies, building multiple business segments that serve distinct markets and customers, and striving for superior operational performance. This combination fits our historic M&A model by improving existing businesses and realizing new platforms for future growth, and doing it at a price that is positive for shareholders in the future. So again we might ask what's this combination about. It's about addressing key and strategic market representation, about strengthening all of our offerings. It is about thoughtful expansion of our franchise in this market and access to 30 fortune 500 companies. It is about responsible financial discipline in the merger and acquisition domain. It includes pull through of our diversified business model, extending our distribution significantly. And it is about opportunity to infuse technology into a marketplace we think is behind our own technological services. I think it's important to remember that our underlying goal is to help improve the healthcare system on behalf of the various constituencies we serve. This merger with another outstanding company, constructed on solid financial terms that will accrue value to future shareholders as well as customers and business partners, continues that direction. We're honored to join with Mid Atlantic Medical Services to more effectively address the challenges of the health and well being of this country. Thanks again for joining us. Mark, Steve Hemsley, Bob Sheehy and I will now take a few questions.

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
           OPERATOR: At this time I would like to remind everyone in order to ask a question, please press star and the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Cheryl Skulnick [phonetic] of Vocal Global Partners.

           MS. CHERYL SKULNICK: Good morning, gentlemen. This is a very interesting transaction and one that, that clearly has a lot of appeal, but I do have to ask a question and sort of get it out in the open. Some might criticize both your transaction and the other one that occurred this morning as a way for an industry that might be looking at slower than anticipated growth to not so much mask that growth, but to be able to maintain growth rates and expectations for growth and improving financial performance through acquisitions rather than through fundamental either membership growth or market share penetration or new product development. Could we get your reaction to that please?

           WILLIAM W. MCGUIRE, M.D.: Sure, Cheryl. I think; number one, I can't comment on any other transaction.

           MS. CHERYL SKULNICK:  Understood.

           WILLIAM W. MCGUIRE, M.D.: Different people have to create their own strategies. We, as I said; previously stated our growth expectations for next year and even projected into '05 and those were anything, were nothing less than very robust. If you recall, we talked about one million people or more for Uniprise and United HealthCare. We talked about several million people for Specialized Care Services, a quarter of a million people in Ingenix and just its supplemental products, etc. So; and we talked about EPS growth of baseline 21% to 22% off these tremendous numbers this year. And of course you recognize that the company has a over 10 year now compounded annual growth rate and EPS of 26% with comparable cash flow. So I think at the baseline we are very comfortable with or without acquisitions in the quality of growth and the magnitude of growth and would put it up with almost any business and any industry in this country. That said, we think this is the kind of thing that done prudently and intelligently actually improves even the longer term prospects above and beyond that. The business is all about doing the better things for customers. We have many businesses this allows us to even strengthen those already anticipated very strong results. So we don't need to do acquisitions to improve our growth rates or camouflage our growth rates, or to smokescreen our earnings. I think they're out there. They're quite public. They're very transparent. We will perform in a, at a very strong level. This is just a great opportunity for two companies with strong histories, to come together and, and do even better.

           MS. CHERYL SKULNICK: I appreciate that. And your reserving policy in your risk business has been quite conservative and to your credit, quite prudent. Do you anticipate using the United methodology going forward? Will we see any kind of issues arising out of that? Or opportunities?


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
           WILLIAM W. MCGUIRE, M.D.: I think it would be appropriate to say that we will use the same methodologies going forward, but it's also prudent to say that Mid Atlantic's reserving policies have also been I, I think a comparable approach and indeed when we did our own due diligence we were pleased to see a consistency in approach, integrity around it, high quality people doing that.

           MS. CHERYL SKULNICK: Uh-huh. And then finally one of the big issues historically in these kinds of combinations has been the one of technology integration and I think I heard you say that bringing technology, your technology and approach to it, into the Mid Atlantic market per say, would be one of the priorities here. Will you be telling us in November or can you give us the sense now of, of what steps you're taking in the, in that regard to make sure that the transition goes smoothly?

           WILLIAM W. MCGUIRE, M.D.: Yes. We will do both. We will have more to say in November for sure. We can give you a little bit now. I would say that my reference to the technology though into the market is really more around the, the lines of things like internet based services for transactions, fulfillment of information flow and related things between consumers and providers [inaudible] card services, etc.

           MS. CHERYL SKULNICK: [Interposing]. Oh, okay.

           WILLIAM W. MCGUIRE, M.D.: But Steve could comment briefly on the integration as well, which is a separate issue.

           MS. CHERYL SKULNICK:  Thank you.

           MR. STEPHEN J. HEMSLEY: The only thing I would say is that this; well, first of it's, it's an isolated market so it really allows you to focus on the activities of that marketplace. And, and it will also happen over time. This is not going to be something that is going to be particularly disruptive. It will happen in phases. There will be a financial integration in terms of making sure the organizations are on the same financial systems and footings. And the first step I would say is, I'd called connection. And that is to bring the, the MAMSI technology within the, the same broad community as the rest of UnitedHealth Group's technology, which allows for, for the, the ease of data, the, the very fluid environment and allows the internet applications to apply, etc. In later stages there would be a, a conversion in terms of moving to platforms. Moving to a single platform. But that would happen in, in natural renewal cycles. There is no necessary rush to do that, and it would be costly unless you go at a, on a, on a renewal basis, which is the way we've approached the integration for other businesses and indeed, the way we've gone to a single platform. So that's the expectation here.

           MS. CHERYL SKULNICK: Great. Thanks so much.

           MARK GROBAN, M.D.: Also, Cheryl, I would make one comment. As, as you probably know, MAMSI operates on a single platform.

           MS. CHERYL SKULNICK: Yeah.

           MARK GROBAN, M.D.: So that will certainly make the integration move along quite smoothly I believe.


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
           MS. CHERYL SKULNICK: That usually will help if you don't have to first integrate several into one and then one into the other. Thank you so much.

           MARK GROBAN, M.D.: Part, part of the importance of this for everyone is that; you know, we're also talking about multiple businesses here and I can't emphasize that enough that, you know, they operate on different domains and that we want to get that through. So thank you, Cheryl.

           WILLIAM W. MCGUIRE, M.D.: Next question.

           OPERATOR: Your next question comes from Michael Waldoor [phonetic] of Paulson & Company.

           MR. MICHAEL WALDOOR: Gentleman, good morning. Is there any break-up fee in the merger agreement and can you give us some context on how you guys came to, to this transaction?

           WILLIAM W. MCGUIRE, M.D.: The question was are there any break-up fees?

           MR. MICHAEL WALDOOR: Uh-huh.

           WILLIAM W. MCGUIRE, M.D.: Yes. There are usual deal protections as you would expect in a merger and those will come out with the filing. You'll be able to see those.

           MR. MICHAEL WALDOOR: Okay. When do you guys expect to file the, the merger agreement and the proxy?

           WILLIAM W. MCGUIRE, M.D.: Dave, David?

           MR. DAVID J. LUBBEN: We expect we'll be able to file the registration statement here in the next several days.

           MR. MICHAEL WALDOOR: Okay. Great.

           WILLIAM W. MCGUIRE, M.D.: That's David Lubben, General Counsel.

           MR. MICHAEL WALDOOR: Thank you. And the, the exchange ratio, is that fixed or is there any sort of election involved?

           MR. DAVID J. LUBBEN: No. That is fixed.

           MR. MICHAEL WALDOOR: Okay. Thank you.

           OPERATOR: Your next question comes from Scott Kim of CIN.

           MR. SCOTT KIM: Hi, guys. Just a quick question. Do you guys see any overlap in the markets between the two companies? I guess with; you're both AmeriChoice or the AARP?

           WILLIAM W. MCGUIRE, M.D.: Well, I think the, the business about AmeriChoice will work with the Mid Atlantic folks and determine if there is anything new in this relationship combination that improves the operation opportunities for AmeriChoice in the markets. They are not active in those markets right now but I think it will be a, a joint view that they will develop working with that. Relative to Ovations, there may be, particularly depending on what happens with MediCare legislation, some expanded opportunities for the Ovations products. I alluded to things like Evercare, that kind of stuff. We'll just sort those out as they come. Each of the businesses will be exploring how to best take advantage of this new founded relationship, just as the Mid Atlantic people will be looking at how they can expand the services for the local operations of Fortune 500 companies they deal with through their affiliation with Uniprise.


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           MR. SCOTT KIM: Okay. Thank you.

           WILLIAM W. MCGUIRE, M.D.: Okay. Well, I think our, our time is pretty well up for, for this kind of thing. I would say that everyone that's listening, you should look carefully at all the numbers. We've already seen a few things out that misstate various components of the transactions, total price, etc. You have to look at this carefully, look at the premiums and build those into your models. We view this, as I said, as an exciting opportunity. We're, we're very pleased to work with; together with such a quality organization and truly believe that the short term as well as long term impacts of this are going to be quite profound and positive, starting with the customers, the business partners, including the care providers, and ultimately because of those successes, our shareholders. So thanks for joining us. You can reach us via the phone if you need to. Good-bye.

           OPERATOR: Thank you for participating in today's conference call. You may now disconnect.

                               [END OF RECORDING]



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